                       SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                   RESOURCES ACCRUED MORTGAGE INVESTORS 2 L.P.
              -----------------------------------------------------
                        (Name of Subject Company (Issuer)

                             BIGHORN ASSOCIATES LLC
              -----------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            LIMITED PARTNERSHIP UNITS
              -----------------------------------------------------
                           (Title of Class Securities)

                                      None
              -----------------------------------------------------
                       (CUSIP Number of Class Securities)
                          -----------------------------
                                MICHAEL L. ASHNER
                             BIGHORN ASSOCIATES LLC
                               5 CAMBRIDGE CENTER
                                    9TH FLOOR
                               CAMBRIDGE, MA 02142
                                 (617) 234-9000
                                  -------------
                                    Copy To:
                              MARK I. FISHER, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*  $5,130,000                  Amount of Filing Fee  $1,026
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 57,000 units of limited partnership interest of the subject partnership for $90 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ]  Check the box if any part of the fee is offset as provided by Rule 0- 11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                       ---------------------------------------------------------
Form or Registration No.:
                         -------------------------------------------------------
Filing Party:
             -------------------------------------------------------------------
Date Filed:
           ---------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                             TENDER OFFER STATEMENT

         This statement (the "Statement") constitutes the Tender Offer Statement on Schedule TO of Bighorn Associates LLC (the "Purchaser") and Presidio Capital Management, LLC ("PCIC, and collectively, with the Purchaser, the "Bidders") relating to an offer to purchase units of limited partnership interest ("Units") of Resources Accrued Mortgage Investors 2 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 17, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         During the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedule 1 to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Except as described in the Offer to Purchase, none of the events set forth in Item 1005(a) and (b) of Regulation M-A has occurred.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Except as set forth in the Offer to Purchase, none of the events set forth in Item 1006(c) of Regulation M-A are planned, proposed or being negotiated.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Except as set forth in the Offer to Purchase, there are no alternative plans to finance the tender offer and no plans to repay any borrowed funds used in the tender offer.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The Purchaser owns 14,122 Units representing 7.515% of the total outstanding Units. Presidio Partnership II Corp. owns 17,462 representing 9.292% of the total outstanding Units. PCIC owns 309 Units representing less than one percent of the total outstanding Units. As a result of PCIC being the ultimate 100% owner of both the Purchaser and Presidio Partnership II Corp., PCIC may be deemed to beneficially own the Units owned by the Purchaser and Presidio Partnership II Corp. The Purchaser, Presidio Partnership II Corp. and PCIC own in the aggregate 31,893 Units or 16.972% of the total Units outstanding based on the 187,919 Units outstanding as of the date hereof.

ITEM 10  FINANCIAL STATEMENTS.

         Not Applicable

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ITEM 12  EXHIBITS.

         (a)(1)  Offer to Purchase, dated January 17, 2000.

         (a)(2)  Letter of Transmittal and Related Instructions.

         (a)(3) Cover Letter, dated January 17, 2000, from the Purchaser to Limited Partners.

ITEM 13  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not Applicable.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BIGHORN ASSOCIATES LLC

                                       By: Presidio Capital Investment
                                           Company, LLC, member


                                           By  /s/ David King
                                               ----------------
                                               David King
                                               President

                                       PRESIDIO CAPITAL INVESTMENT
                                       COMPANY, LLC

                                           By  /s/ David King
                                               ----------------
                                               David King
                                               President

Dated:  January 17, 2000

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                                  Exhibit Index

Exhibit No.

(a)(1)   Offer to Purchase, dated January 17, 2000.

(a)(2)   Letter of Transmittal and Related Instructions.

(a)(3) Cover Letter, dated January 17, 2000, from the Purchaser to Limited Partners.